OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

1787 Financial Corporation, Inc.

2231 Crystal City Drive #1000
Arlington, VA 22202

www.1787fp.co

3333 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 35,666 shares of common stock ($106,998)

Minimum 3,333 shares of common stock ($9,999)

Company	1787 Financial Corporation, Inc
Corporate Address	2231 Crystal City Drive #1000, Arlington, VA 22202
Description of Business	1787fp designs cutting-edge mobile apps and software to help consumers properly manage their finances, make smart money decisions, and work toward financial independence. The 1787fp app has three powerful financial management tools that fit your pocket: track finances manage investments, and monitor credit.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$3
Minimum Investment Amount (per investor)	$450

Perks

$2,000+ 1787fp signature coffee mug

$10,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt

$25,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt, membership 1787fp VIP Testing Labs for 12 months

$50,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt, membership 1787fp VIP Testing Labs for 12 months, and dinner with founding team in Washington D.C., New York City or San Francisco*

**Investor is responsible for their own travel arrangements and lodging for the dinner.*

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

"Most people don't plan to fail

THEY FAIL TO PLAN"

1787 Financial Corporation, Inc. (1787fp for short) is a financial technology company (fintech). 1787fp designs cutting-edge mobile apps and software to help consumers properly manage their finances, make smart money decisions, and work toward financial independence. The 1787fp app has three powerful financial management tools that fit your pocket: track finances, manage investments, and monitor credit.

Sales, Supply Chain, & Customer Base

1787fp will initially target young consumers that are looking for a better way to manage their finances and investments. According to Goldman Sachs Millennials Report, there are over 80 million millennials in the United States.

Competition

1787fp competes in the personal financial management, financial planning, and robo advisory markets. Some of our competitors are Betterment, Wealthfront, Personal Capital, Mint, Acorn, and Stash.

Liabilities and Litigation

1787 Financial Corporation, Inc. is not involved in any litigation.

1787 Financial Corporation, Inc. has an outstanding long-term shareholder promissory note for $116,000.

The team

Officers and directors

Jean J. Borno	Founder and CEO | Director

Jean J. Borno
Certified Financial Planner. 2015 & 2016 Washington D.C. Five-Star Wealth Advisor - Washington Post Magazine. UVA Darden School of Business MBA. Advanced

Investment Degree from Wharton and IMCA (CIMA) Husband & Father. Founder and CEO | Director February 2016 – Present Jean has over 15 years' experience in financial services. He worked as a financial advisor at Merrill Lynch and Morgan Stanley. He is a CERTIFIED FINANCIAL PLANNER professional and has an advanced investment designation from the Wharton School and IMCA (CIMA®). Also, Jean has an MBA from the University of Virginia Darden School of Business. Jean is passionate about financial planning and helping more people achieve financial independence. Jean wants to offer young and everyday investors the same tools, processes, and systems that wealthy and large institutional investors have been using for years to grow and protect their wealth. Jean founded 1787fp at the University of Virginia Darden School of Business to democratize financial planning and investment management.

Number of Employees: 3

Related party transactions

Since its inception in 2016, the company has funded its operations through shareholder loans from the founder, for $78,000 in 2016 and $38,000 in 2017, for a total of $116,000. Jean Borno, the majority shareholder of 1787 Financial, Inc. has made the loan to 1787 Financial Corporation, Inc. The loan bears interest of 2.5% per year.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Material factors that make an investment in 1787 Financial Corporation, Inc. speculative or risky:** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We are dependent on a small number of individuals who occupy all corporate positions. Given our lack of employees and executive officers, it may not be possible for us to have adequate internal controls, and we believe that we have material weaknesses in internal controls. Many of the key responsibilities of our business have been assigned to two individuals. Our ability to implement adequate internal controls depends, in

part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.

- **1787fp is a brand-new company.** Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users manage their time, finances, and investments using our technologies. However, we may need additional servers, bandwidth, and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.
- **Even if we raise the maximum sought in this Reg CF offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.
- **You can't easily resell the securities for at least one year.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **We need to hire talented executives and technical staff members.** We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.
- **Any valuation at this stage for our offering is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call, then don't invest.
- **Our business projections and forecast are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for our product, people think it's a better option than the competition, and 1787fp has priced the services at a level that allows the company to make a profit and still attract business.
- **Early Stage Company** We are an early stage company. The Company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the

founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the company will succeed. You are taking all these things on faith because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We will need more people to join our company.** We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.
- **The Company is controlled by its officers and other shareholders.** The Company's officers and a small number of other investors own all of the Company's voting stock and will likely continue to hold a majority of the Company's voting stock. As a result, if investors in this offering receive equity, they will not have the ability to control a vote by the shareholders or the board of directors.
- **Litigation could harm the Company.** The Company is engaged in providing financial services and hopes to have many customers, vendors, and strategic partners. This raises the risk of potential litigation. Litigation can be expensive and could put a significant strain on the Company's ability to operate.
- **The Company could be subject to increased regulation.** By operating in the financial services industry, the Company is subject to a wide variety of regulation. There is always the possibility that the Company will be subject to additional regulation in the future. Regulation could significantly interfere with the Company's business plans and ability to be profitable.
- **You can lose 100% of your investment.** Many new business startups fail. The Company is engaged in a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of the investor's investment.
- **We are a newly formed company, with no operating history, and are marketing and selling our first product and services.** The Company was formed in February 2016, and it is marketing and selling its first product and services. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. While the funds raised through this Offering will be used to fund the launch of our 1787fp product and services, we may require additional funding after this Offering to grow operations. We may not be successful in such operations. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among newly-formed businesses and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established

companies; and difficulty recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

- **We rely on third party vendors to provide the 1787fp services essential to the success of our business.** We rely on our strategic partners to provide application-programing interfaces (APIs) to 1787fp. We purchase these software services from our strategic partners. It is possible that we will experience defects, errors, or other problems with from the service providers that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A significant pricing increase or a service interruption disruption from our suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on 1787fp and its performance.
- **Consumers may choose other products and services.** Consumers may choose other products and services, and if consumers do not find the 1787fp product and services compelling, then our projected revenue will decline. A budget-conscious consumer base will be the key to our revenue and success. The fintech industry is a highly competitive and fast-paced, and consumers and technology experts may be critical of the 1787fp product, services or business practices for a wide variety of reasons. If consumers choose other products (whether by any action or inaction of our company or the 1787fp product and services), our projected revenue and business will decline. If consumers find other financial products and services more satisfying from their perspective, and/or if consumers do not find the 1787fp product and services as compelling to their satisfaction, consumers may choose other products and services (or otherwise elect to just not use the 1787fp product and services), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.
- **The Company will need more money.** The Company might not sell enough common stock to meet its operating needs and fulfill its future plans. Even if it sells all the maximum common stock it is Offering now, it will probably need to raise more funds in the future. If it can't raise such funds, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms.
- **We rely on third party vendors to provide the 1787fp services essential to the success of our business.** We rely on our strategic partners to provide application-programing interfaces (APIs) to 1787fp. We purchase these software services from our strategic partners. It is possible that we will experience defects, errors, or other problems with from the service providers that will materially impact our

operations, and we may have little or no recourse to recover damages for these losses. A significant pricing increase or a service interruption disruption from our suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on 1787fp and its performance.
- **We are a financial services company, and we will operate in some financially regulated industries.** As a financial services company, we need to comply with financial regulations for investments, payments, and banking. We may need to hire additional compliance and operational employees to help us maintain compliance with our regulators.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jean Borno, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

Voting Rights

The shares of Common stock are being issued with voting rights. The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preference

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of Preferred Stock or Common Stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of 1787 Financial Corporation, Inc, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not generated any revenues to date and do not anticipate doing so until we have completed the building and delivery of our product, which we do not anticipate occurring until Q1/2017. Based on our forecast, with the liquidity of an anticipated full Regulation Crowdfunding raise amount, we forecast that we can operate the business for 12 months without revenue generation.

For the year ended December 31, 2016, the company recorded net loss of $71,600, largely as a result of development costs.

The company's operating expenses consist of sales and marketing, compensation and benefits, general and administrative, and research and development.

At December 31, 2016, the company has not generated any revenue. Results for 2016 and 2017 are based on our unaudited operating data and are subject to change once the company completes its fiscal year and prepares its financial statements.

Financial Milestones

1787 Financial Corporation, Inc., was formed in 2016. We spent 2016 and 2017 developing the financial software and researching the financial needs of our potential users. We are a development-stage company, and we are dependent on additional financing, including this offering, for the funds to develop our products. To date, the company has neither commenced full-scale operations nor generated significant operating revenue.

The company will use paid advertising and paid search to attract new customers. Also, the company will develop a proprietary financial planning blog to attract inbound readers. It is assumed that as the company attracts more blog followers, some of these followers will convert to paid customers over time.

The company earns fees by offering financial products. 1787fp will earn an asset-based fee for managing investment portfolios for customers. The company believes it can attract new paying customers by offering investment portfolios and financial products at a cost that is lower than the traditional, established large financial players.

The company believes the team, technology, and design are its competitive advantages.

The company is investing for the continued growth of the brand and market share and is generating net income losses as a result. Management currently forecasts 2018, 2019, and 2020 revenue of $0.75 million, $2.0 million, and $5.0 million, respectively, and believes the company will generate positive net income beginning in 2019. These forecasts are projections and are subject to many variables.

At 50 basis points investment advisory fee, the company would need to manage $15 million, $40 million, and $100 million for $0.75 million, $2.0 million, and $5.0 million of revenues, respectively.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

As of December 31, 2016, the company had $1,000 in its checking account and total assets of $11,500, which largely represented its computer equipment and office supplies.

Since its inception in 2016, the company has funded its operations through shareholder loans from the founder, for $78,000 in 2016 and $38,000 in 2017, for a total of $116,000.

The company believes that the funds from a maximum Regulation CF campaign and the previous notes' offerings, together with the projected revenues for 2017 and 2018, will enable it to fund operations through the end of 2018, when (based on current assumptions) it expects to reach profitability. Should business or competition conditions change or other opportunities arise, the company may seek to deploy these funds for other purposes and may defer profitability until after 2018.

Indebtedness

Since its inception in 2016, the company has funded its operations through shareholder loans from the founder, for $78,000 in 2016 and $38,000 in 2017, for a total of $116,000. Jean Borno, the majority shareholder of 1787 Financial, Inc. has made the loan to 1787 Financial Corporation, Inc. This loan is in the form of promissory notes that do not convert to equity. The notes bears interest of 2.5% per year.

Recent offerings of securities

- 2017-02-01, 4(a)(2), 8000000 Common Stock. Use of proceeds: Initial capitalization from founder

Valuation

$24,000,000.00

Management has not undertaken any efforts to produce a valuation of the company. The price of the securities merely reflects the opinion of the board as to what would be fair market value for a high-growth financial technology (fintech) startup.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999	$106,998
Less: Offering Expenses	$490	$4,900
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$8,909	$96,098
Use of Net Proceeds:		
R& D & Production	$0	$30,000
Marketing	$7500	$27,500
Working Capital	$1,410	$38,598
Total Use of Net Proceeds	$8,909	$96,098

We are seeking to raise up to $106,998 in this offering through Regulation Crowdfunding, with a minimum target raise under Regulation Crowdfunding of $9,998. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

If the minimum offering is reached, the net proceeds of this offering will be used for research marketing (65%) and working capital including compensation (35%).

If the maximum offering is reached, the net proceeds of this offering will be used for research and development/production (34%), marketing (31%), and working capital including compensation (35%).

R&D Production will be used to develop and test the company's software.

Marketing will be used to market the company's software, and marketing will be used to gain new customers and investors.

Working capital will be used to day-to-day operating expenses of the company.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Compliance failure

The company is in good standing, and has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.1787fp.co in the area labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 1787 Financial Corporation, Inc.

[See attached]

I, Jean Borno, the Chief Executive Officer of 1787 Financial Corporation, Inc., hereby certify that the financial statements of 1787 Financial Corporation, Inc. and notes thereto for the periods ending 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total loss of <$78,775>; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the October 23, 2017.

__________________________ (Signature)

Chief Executive Officer
October 23, 2017

1787 FINANCIAL CORPORATION, INC.

FINANCIAL STATEMENT

(UNAUDITED)

AS OF
DECEMBER 31, 2016

1787 FINANCIAL CORPORATION, INC.
Index to Financial Statement
(unaudited)

1787 FINANCIAL CORPORATION, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2016

(unaudited)

1787 Financial Corporation, Inc.	
BALANCE SHEET	
(Unaudited)	
	Inception Date
Year	February 1, 2016
ASSETS	
Current Assets	
Cash	$ 1,000
Total current assets	1,000
Gross property, plant & equipment	12,000
Less accumulated depreciation	(1,500)
Net property, plant & equipment	10,500
Total assets	$ 11,500
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total liabilities (long-term shareholder loan payable majority shareholder)	76,775
Commitments and contingencies	$ -
Stockholders' equity	
Common stock, par value $.0001;	
50,000,000 shares authorized; 8,000,000 issued and	
outstanding, as of February 1, 2016	$ 800
Paid in Capital	12,000
Accumulated deficit	(78,075)
Total stockholders' equity	(65,275)
Total liabilities and shareholders' equity	$ 11,500

1787 FINANCIAL CORPORATION, INC.
INCOME STATEMENT

1787 Financial Corporation, Inc.	
Statement of Comprehensive Income (loss) for Year(s) Ended 2016	
(Unaudited)	
Year	**2016**
Revenues	**$0.00**
Cost of revenues	-
Operating Expenses:	
General and administrative	21,107
Sales and marketing	14,527
Research and Development	40,941
Depreciation	2,200
Total operating expenses	78,775
Operating loss	(78,775)
Other (income) expense:	
Interest expense	-
Interest income	-
Other expense	-
Total other (income) expense	0.00
Loss before provision for income taxes	(78,775)
Provision for income taxes	-
Net loss	(78,775)
Comphrehensive loss	$ (78,775)

1787 FINANCIAL CORPORATION, INC.
STATEMENT OF CASH FLOW
AS OF DECEMBER 31, 2016

1787 Financial Corporation, Inc.	
STATEMENTS OF CASH FLOWS	
(Unaudited)	
	For the Period
	February 1, 2016
	(inception) to
	December 31, 2016
Cash flows from operating activities:	
Net income (loss)	$ (78,775)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	2,200
Net cash used in operating activities	(76,575)
Cash flows from investing activities:	
Equipment and furniture purchases	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Capital stock	800
Proceeds from borrowings from majority shareholder	76,775
Net cash provided by financing activities	77,575
Net cash increase for period	1,000
Cash at beginning of period	-
Cash at end of period	$ 1,000

1787 FINANCIAL CORPORATION, INC.
STATEMENT OF CHANGES OF EQUITY
AS OF DECEMBER 31, 2016

1787 Financial Corporation, Inc.					
Statement of changes in equity for the year ended					
(Unaudited)					
31st December 2016					
			Capital in Excess of Par Value	Accumulated Deficit	
	Common Stock				Total Stockholders' Equity (Deficit)
	Shares	Amount			
	USD	USD	USD		
Balance, February 1, 2016	8000000	$800	$12,000		$12,800
Net Loss				$ 78,775.00	$ 78,775.00
Balance, December 31, 2016	8000000	$800	0	$ 78,775.00	$ 91,575.00

NOTE 1 – NATURE OF OPERATIONS

1787 FINANCIAL CORPORATION, INC. was formed on February 1, 2016 (“Inception”) in the State of Delaware. The balance sheet of 1787 FINANCIAL CORPORATION, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Arlington, Virginia.

1787 FINANCIAL CORPORATION, INC. designs cutting-edge mobile apps and software to help consumers properly manage their finances, make smart money decisions, and work toward financial independence. The 1787fp app has three powerful financial management tools that fit your pocket: track finances manage investments, and monitor credit.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of

observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: negative financial markets, financial recession, financial depression, and customers choosing a competing technology service provider. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from financial services transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of October 23, 2017, the company has currently issued 8,000,000 shares of our common stock.

5 – SUBSEQUENT EVENTS

In 2017, the company has secured a shareholder loan $38,000 from the majority shareholder. Jean Borno, the majority shareholder of 1787 Financial, Inc. has made the loan to 1787 Financial Corporation, Inc. The loan bears interest of 2.5% per year.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 23, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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1787fp is pending **StartEngine Approval.**

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Raised of $10K - $107K goal

1787fp

Financial planning tools in your pocket

Small OPO · Arlington, VA · Financial Services
Accepting International Investment



Powerful Financial Planning Tools in Your Pocket

Invest in 1787fp

Over the past 15 years, I have been fortunate to work at some of the premier financial services firms, such as Merrill Lynch and Morgan Stanley. During that time, I was able to learn the wealth management business inside and out. Many big brokerage firms have targeted wealthy clients with $1 million or more of investable assets.

Wealthy clients and institutional investors have had access to the best advisors, money managers, and processes for years.

After I obtained my CFP® license four years ago, I thought that there had to be a way to offer middle-class and emerging investors the same systems that wealthy clients and large institutions have used for years to build and maintain wealth. I thought:

“Why should only the rich have access to wealth-building secrets, processes, and tools?”

In response, I founded 1787fp at the University of Virginia Darden School of Business to democratize the financial planning and financial services market.

At 1787fp, we want to help investors save more money and take control of their finances!

Jean

Jean Jacques Borno, CFP®
1787fp | Founder and CEO

Investment
$3/share of Common Stock | When you invest, you are betting the company’s future value will exceed $24.1 million.

Perks
$2,000+ 1787fp signature coffee mug
$10,000+ 1787fp signature coffee mug and 1787fp special edition T-shirt
$25,000+ 1787fp signature coffee mug and 1787fp special edition T-shirt, membership in 1787fp VIP Testing Labs for 12 months
$50,000+ 1787fp signature coffee mug and 1787fp special edition T-shirt, membership in 1787fp VIP Testing Labs for 12 months, and dinner with founding team in Washington D.C., New York City or San Francisco**

*All perks occur after the offering is completed.
**Investor is responsible for their own travel arrangements and lodging for the dinner.



VIRGIN
4:21 PM
22%
Welcome to 1787FP
Complete your account by setting a goal and connecting your financial accounts.
1 Connect your accounts
2 Set a goal
Go to dashboard

Welcome to the future of finance!

Our mission is to improve the world by advancing financial services, technology, and entrepreneurship.



Imagine the Possibilities

Imagine having the opportunity to invest in your favorite startups and companies whose products and services you use every day. Many of us use Google, LinkedIn, Twitter, Reddit, Dropbox, Houzz, and Redfin regularly. Investing in startups is very risky, but many of us wish we had had the opportunity to be an early investor in these great companies at their inception.

Prior to the JOBS Act, everyday investors had to wait for an IPO to invest in high-growth startups. But today, early fans and customers can invest in some of their favorite companies that are raising financing via the JOBS Act.

We want to give our fans, early users, and backers the ability to invest early and help us build a great, enduring company.

Disclosure: Past performance does not necessarily predict future results. Investing in startups is risky. Investors should diversify their investments and spread their risk.

What We Have Accomplished So Far


TechCrunch
DISRUPT
NEW YORK CITY, MAY 15-17, 2017

Over the past year, we have had some **WINS**, and we are looking forward to competing in the financial services industry.

- One of 22 startups accepted to the **University of Virginia 2016 Summer i.Lab Accelerator** | June 2016
- **FinDEVr Silicon Valley Press Media Award** | October 2016
- **Robo Advisor Pros Best Robo Advisor** | December 2016
- One of 20 startups selected for the prestigious **SXSW Startup Spotlight** | March 2017
- ***TechCrunch* Disrupt** Payments and Fintech Pavilion | May 2017

SXSW 2017

FINDEVR 2016 SILICON VALLEY OCTOBER 18 & 19

Where the Industry Is Headed

- The asset/wealth management business is a **$30 trillion market**.*
- Mobile transactions are projected to grow to **$142 billion** in 2019 from $8.7 billion in 2015.*
- Robo advisor assets under management are projected to grow by 250%, from $2 trillion in 2015 to 5 trillion in 2020.*

*Source: “Let’s Talk Payments Fintech Outlook 2017”

i.Lab AT UVA

CIMA® CERTIFIED INVESTMENT MANAGEMENT ANALYST®

CFP® THE SIGN OF GOOD ADVICE CERTIFIED FINANCIAL PLANNER®

Our Innovation

Introducing one powerful platform to properly manage your finances.

Beta Screenshot **| Link Accounts**


VIRGIN
4:21 PM
22%
Back
Add Account
Bank of America
CHASE
charles SCHWAB
TD Bank
BARCLAYS
Deutsche Bank
Continue

Gorgeous mobile-first design that's user-friendly and easy to use.

Beta Screenshot **| Monitor Credit**


VIRGIN
4:21 PM
22%
Payment
Next
Your Credit Score
716
14
TransUnion.
Last reported 2 days ago.
Score Profile
AVERAGE
716
300
850
Your Score
Excellent
SEE RISKS
Credit Factors
Utilization
High Impact
22%
Finances
Goals
Dashboard
Credit
Bills

Take control of your credit and save more money.

Screenshots contained on this page are from the nonpublic beta version of the mobile application or mock-ups of the application. The public product is subject to change. ***The 1787fp mobile application is scheduled to launch in Q1/2018.***

What Makes Us Different?

Our size is our advantage.

1787fp combines **three powerful financial management tools** on one unified platform: investments, financial planning/tracking tools, and credit reporting. 1787fp offers mobile/web software for financial planning and investments. 1787fp plans on offer mobile apps on the **Apple App Store and Google Play stores**. 1787fp also plans to design a compatible website for our financial planning and investing tools.







Track Finances

Manage Investments

Monitor Credit

Unlike many of our competitors that started off with consumer financial websites and converted those websites to a mobile application, 1787fp is a mobile-first platform. We will seek feedback from our early users to build great products and services. We want to build products that our users love!


Manage Investments like the Pros
MANAGE INVESTMENTS

1787fp Competitive Advantages:

- Robust financial planning tools and investment platform
- We use machine-learning | our software gets smarter the more you use it
- Gorgeous mobile-first design that is user-friendly and easy to use
- 1787fp user interaction, design, and brand
- Save time and more money


1787FP COMPETITIVE ADVANTAGES
Robust financial planning tools and investment platform
We use machine-learning | our software gets smarter the more you use it
Gorgeous mobile-first design that is user-friendly and easy to use
1787fp user interaction, design, and brand
Save time and more money

1787fp Helps Consumers To **Stop Wasting Time**

Everyone has to manage his/her finances, but it is **time-consuming.**



Consumers' **credit scores** affect their abilities to get jobs, homes, etc.



Consumers **visit 7 or more websites /apps** to manage their finances each month.*



*Source: 1787fp Wealth Management Survey | Summer 2016

Fintech Robo-Advisory Market and Industry

There's no clear winner yet!

The robo-advisory industry is highly fragmented, and today there are no clear winners. While top investment-industry players Fidelity, Schwab, and Merrill Lynch have $2.5 trillion, $2.13 trillion, and $1.4 trillion in assets under management, respectively, the top three **Robo Advisors** have less than $20 billion combined, so there is a lot of room for growth.


MARKET
Robo Advisors Grew From $.9B to $5.1B in 2 Years
GROWTH OF ROBO ADVISORS ASSETS
6
4
2
0
OVER 500% GROWTH IN TWO YEARS
0
2 years
Digital RIA* Asset Growth
VS
Retail Investment Asset Growth in the US

Major Financial Players


MAJOR FINANCIAL PLAYERS
ASSETS UNDER MANAGEMENT (TRILLION)
2.6
2
1.3
0.7
0
2.5
2.1
1.4
Fidelity
Schwab
Merril Lynch
Source: 2017 Fidelity, Schwab, and Merrill Lynch website

Is There a First-Mover Advantage in Business?

In 2003, MySpace (first-mover advantage) was the No. 1 social media platform—and then came Facebook. Blockbuster was the world's No. 1 video store in 1999—and then came Netflix. Yahoo was a premier search engine in 1993—and then came Google. Sony had the Walkman, and then came Apple with the iPod. So a company doesn't have to be first; it just has to be better.

New Players and Rapid Growth – "Robo advisors projected to grow tenfold by 2020."

The automated investment advisory business (robo advisors) is a rapidly growing market. Five years ago, the market did not even exist. From April 2014 to July 2015—less than 1.5 years—the industry grew from $11 billion to over $20 billion.1The automated investment industry is projected to increase tenfold to by 2020!

[1] Source: Aite Group


Asset Management Business
Market: The Asset/Wealth Management business is a $30 Trillion market.
30
Trillion Dollar
Assets Under
Management
Source Let's Talk Payments Fintech Outlook 2017


Digital payments expected to hit 726 billion by 2020
450
Billion Dollar
2015
726
Billion Dollar
By 2020
Source Let's Talk Payments Fintech Outlook 2017

The 1787fp Team


UNIVERSITY of VIRGIN
SCHOOL OF B

10/16

1787fp Launches! 02/16

1787fp launches from UVA Darden Business School

10/16

FinDEVr Press/Media Favorite at FinDEVr Silicon Valley

1787fp won the Press/Media Favorite at FinDEVr Silicon Valley 2016

03/17

SXSW Startup Spotlight

1787fp one of 20 companies selected for prestigious Startup Spotlight

05/17

TechCrunch Disrupt Startup Alley | Payments and Fintech

1787fp showcased next-generation financial planning mobile app at TechCrunch Disrupt NY 2017 Startup Alley Fintech and Payments

10/17

1787fp launches private beta for mobile app!

Testing mobile app and getting feedback

10/17

1787fp goes live on StartEngine!

$107,000 raising $107K from early backers.

12/17

1787fp offers Max Reg CF on StartEngine! (ANTICIPATED)

1787fp allows everyday investors. to invest $1M.

Q1 2018

1787 release app on Apple AppStore (ANTICIPATED)

1787fp democratizing financial planning and investments!

02/18

1787fp starts a Reg A+ mini IPO or Venture Financing (ANTICIPATED)

Next stop: a $10M-$15M raise from Regulation A+ crowdfunding and Venture Financing

In the Press

SHOW MORE

Meet the Founder



Jean J. Borno

Founder and CEO | Director

Certified Financial Planner. 2015 & 2016 Washington D.C. Five-Star Wealth Advisor - Washington Post Magazine. UVA Darden School of Business MBA. Advanced Investment Degree from Wharton and IMCA (CIMA) Husband & Father. Founder and CEO | Director February 2016 – Present Jean has over 15 years' experience in financial services. He worked as a financial advisor at Merrill Lynch and Morgan Stanley. He is a CERTIFIED FINANCIAL PLANNER professional and has an advanced investment designation from the Wharton School and IMCA (CIMA®). Also, Jean has an MBA from the University of Virginia Darden School of Business. Jean is passionate about financial planning and helping more people achieve financial independence. Jean wants to offer young and everyday investors the same tools, processes, and systems that wealthy and large institutional investors have been using for years to grow and protect their wealth. Jean founded 1787fp at the University of Virginia Darden School of Business to democratize financial planning and investment management.

And the Rest of the Team



Ralston Goes

Lead Engineer

M.S. Graduate from Columbia University | Software Developer and Machine Learning Engineer Ralston is a machine learning and software engineer. He has a Master of Science in engineering from Columbia University and a Bachelor of Science in engineering from Purdue University. Ralston is experienced in mobile app development, machine learning, and server management.



Juan Vega

VP, Growth Marketing

UVA Darden MBA | Skills include data analytics, pricing strategies, business development, digital marketing, and financial management Juan has an MBA from the University of Virginia Darden School of Business. He has worked as a rising executive in the real estate, gaming, and airline industries. During his time at Darden, Juan was active in the Technology Club, the Consulting Club, and the Luxury and Retail Club. Juan is experienced in marketing, data analytics, and business optimization. Besides English, he is fluent in French and Spanish. Juan enjoys studying investing and business processes.



Jared Stark

General Counsel

Georgetown University Law Center | Start-up attorney with skills in negotiating, corporate law, and employment law Jared earned his law degree from the Georgetown Law Center and worked as an attorney at Latham and Watkins in Washington, D.C. As a startup attorney, Jared has helped small businesses and entrepreneurs start and grow their businesses. He has experience with company formation/incorporation, contract drafting and negotiation, trademark registration, finance, and employment law.

Offering Summary

Maximum 35,666 shares of common stock ($106,998)

Minimum 3,333 shares of common stock ($9,999)

Company	1787 Financial Corporation, Inc
Corporate Address	2231 Crystal City Drive #1000, Arlington, VA 22202
Description of Business	1787fp designs cutting-edge mobile apps and software to help consumers properly manage their finances, make smart money decisions, and work toward financial independence. The 1787fp app has three powerful financial management tools that fit your pocket: track finances manage investments, and monitor credit.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$3
Minimum Investment Amount (per investor)	$450

Perks

$2,000+ 1787fp signature coffee mug

$10,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt

$25,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt, membership 1787fp VIP Testing Labs for 12 months

$50,000+ 1787fp signature coffee mug and 1787fp special edition t-shirt, membership 1787fp VIP Testing Labs for 12 months, and dinner with founding team in Washington D.C., New York City or San Francisco*

**Investor is responsible for their own travel arrangements and lodging for the dinner.*

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only

VIDEO TRANSCRIPT (Exhibit D)

This is the link to my video: https://youtu.be/jo5yw9rYEcI

When you think about handling a big sum of money, Various piles of money start rising on screen it doesn't sound like a problem at all.the piles fill the whole screen.But it can actually become one.The money gets blown away.Especially if you're freshly starting to build an impressive net worth - As they get blown away, they reveal a big skyscraper corporate building.or landing a high paying job right after college or grad school.Zoom in on one of the windows and we see a guy at a desk.With little time on your hands and lots of things to handle, A clock appears and on top of it a big pile of documents are dropped.you find yourself juggling with a dozen different financial accounts,From the documents, 5 pieces of paper emerge and transform into browser windows with financial accounts.trying to keep a steady grasp on both advancing your career and managing your personal finances.the windows start to mix.And when your focus is on building a solid path to success, a row of stairs build up to a ladder that reaches the sky.the last thing you want to be doing after another late night at the office is connecting the dots between your financial accounts.The sky turns into night. A lightbulb gets turned on revealing some account papers.Introducing 1787fp –Logo appears a forward-thinking financial platform that empowers you to take control of your finances - in one place. A screenshot from the app with the main menu.and make the process as fast as possible.a lot of calculations start to fill out the screen rapidly.And here's how: The word HOW appears on the screen.The 1787fp platform is a one-stop-shop that simplifies your finances and A vault opens and inside we see the logo.enables you to track finances, manage investments, schedule and pay bills, and handle most things that are finance related.from the logo, various icons pop with the words: investments, payments, checks, cards etc.It's the true holistic view on finances.the icons start to revolve around the logoWhat's more, by streamlining your finances and planning, the icons get into a straight line and an impulse of light passes through all of them.1787fp also allows you to strategize and grow your wealth, A maze appears and the 1787fp logo finds its way tot the center.making the process semi-automatic.In the center we see a $ sign that multiplies.This way, you not only save time, A clock moves in a reverse way.but you can better use the time you've got to focus on your success path.(NOTE: let's use a combination of suits and t-shirts & jean for the tech employees with a startup circle logo)A girl climbs a ladder.The smart financial tracking solution was designed by leading private wealth management expertsThe logo gets piece by piece next to the image of serious guys in suits.with your well-being in mind.the head of one of those girls opens to pop out a $ sign.Because a forward-thinking entrepreneur orA calendar counts to 2103.emerging executive deserves innovation to work in their favor.A robot appears with a serving tray with a $ sign on itVisit www.1787fp.co to find out more!@1787fp (Twitter logo)contact details and "sign up now" button

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.